SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of, June 2006

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      ✓        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Current Report on Form 6-K is being filed to be incorporated by reference into Registration Statement No. 333-100251 on Form F-3, effective December 27, 2002, relating to $1,210,050,000 0.25% Convertible Notes Due 2007.

Commercial Launch of WiBro Service

KT Corporation (NYSE: KTC) will commercially launch WiBro service, which enables two-way wireless broadband Internet access to portable computers, mobile phones and other portable devices at a speed up to 1 Mbps, on June 30, 2006. Initially, service areas will be limited to pilot service areas including four densely populated districts in Seoul (including Kangnam-gu), suburb Bundang-gu and subways and highways connecting Kangnam-gu and Bundang-gu. Subject to market conditions, KT Corporation plans to expand the WiBro service to all of metropolitan Seoul and select cities in Gyunggi Province by the beginning of 2007. KT Corporation plans to gradually expand its service coverage thereafter depending on market demand and profitability of the business. Considering the limited coverage at the time of launch, KT Corporation will charge promotional discount rates until the end of 2006.

■	Pricing plan

A.	Promotional pricing (Launch to Dec 31, 2006)

	Monthly basic fee (Won)	Basic data capacity	Additional usage fee (Won)	Subscription fee (Won)
Saver	6,000	500MB	25/MB	30,000
Basic	7,500	800MB	12/MB
Special	9,000	1.5GB	10/MB
Free	16,000	Unlimited	—

B.	Regular pricing (Starting Jan 1, 2007)

	Monthly basic fee (Won)	Basic data capacity	Additional usage fee (Won)	Subscription fee (Won)
Slim	15,000	300MB	70/MB	30,000
Saver	20,000	500MB	25/MB
Basic	25,000	800MB	12/MB
Special	30,000	1.5GB	10/MB
Premium	40,000	3.0GB	7/MB

■	Devices

Timing	Devices	Price (Won)	Subsidy (Won)
Starting June 30, 2006	WiBro PCMCIA card	270,000	100,000
Second half of 2006	WiBro PDA, WiBro embedded notebook, CDMA/T-DMB overlaid devices and special devices (example: PMP)	To be determined	To be determined

■	WiBro Services to be offered:

A.	Wireless Internet access;

B.	Hot Clip: customized information service, including news, media and sports using push engine;

C.	mLog: individual broadcasting service using multimedia UCC (User Created Contents);

D.	Muti-board: teleconferencing, data sharing and on-line learning; and

E.	Communicator: communication service including SMS and MMS among fixed-line, Internet and WiBro subscribers.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 29, 2006

KT Corporation

By:	/s/ Thomas Bum Joon Kim
Name:	Thomas Bum Joon Kim
Title:	Managing Director